UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Amr Razzak
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4533

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 60935Y208

1	NAME OF REPORTING PERSONS
Ripple Labs Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,217,880

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
7,217,880

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,217,880

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%

14	TYPE OF REPORTING PERSON
CO

Introductory Note

This filing (this “Amendment”) constitutes Amendment No. 5 to the Schedule 13D originally filed by Ripple Labs Inc. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on June 27, 2019 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of MoneyGram International, Inc., a Delaware corporation (the “Issuer”), as previously amended by Amendment Nos. 1, 2, 3 and 4 filed with the SEC on November 26, 2019, November 27, 2020, December 4, 2020, and December 14, 2020, respectively. Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D as previously amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D as previously amended. When disclosure made in one Item in the Original Schedule 13D as previously amended was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Original Schedule 13D as previously amended.

Item 2.	Name of Person Filing.

Item 2 is hereby amended and supplemented as follows:

Schedule A to the Schedule 13D is amended and restated in its entirety as set forth as Schedule A hereto.

(a), (b) The name, business address and present principal occupation or employment of each executive officer and director of the Reporting Person are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons named on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) The citizenship of each executive officer and director of the Reporting Person is set forth on Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 10, 2021, the Reporting Person entered into an agreement (the “Plan”) with Jefferies LLC (“Jefferies”), pursuant to which Jefferies is authorized to sell up to 8,195,123 shares of Common Stock (the “Maximum Amount”) on behalf of the Reporting Person in a manner intended to qualify for the affirmative defense provided by Rule 10b5-1(c). Generally, Jefferies is authorized to commence sales in accordance with the Plan on March 11, 2021 and the Plan shall expire upon the earliest of September 30, 2021, the time at which the Maximum Amount shall have been sold, or the occurrence of certain other customary events affecting the Issuer. A copy of the Plan is filed as Exhibit 99.1 to this Amendment and is incorporated herein by reference.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and supplemented as follows:

(a), (b) The Reporting Person holds and has sole voting and investment power with respect to 6,993,037 shares of Common Stock. Additionally, the Reporting Person holds the Additional Warrant, which the Reporting Person may exercise, in whole or in part, for up to an additional 1,195,123 shares of Common Stock if (A) such exercise would not result in the Reporting Person beneficially owning 9.95% or more of the Issuer’s voting securities or (B) certain regulatory approvals required for the Reporting Person to acquire such Common Stock have been obtained as of such time.  Giving effect to such limitations, and on the basis of the 72,541,506 shares of Common Stock outstanding as of February 18, 2021, as reported by the Issuer in its Form 10-K for the period ended December 31, 2020, filed by the Issuer on February 22, 2021, the Reporting Person may exercise the Additional Warrant for up to 224,843 shares of Common Stock, over which the Reporting Person would exercise sole voting and investment power. Accordingly, the Reporting Person may be deemed to beneficially own 7,217,880 shares of Common Stock, representing 9.95% of the shares of Common Stock outstanding.

Except as set forth in this Item 5(a), neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons named in Schedule A hereto, beneficially owns any equity securities of the Issuer.

(c) Except as set forth in Items 3 and 4 above, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons named in Schedule A hereto, has effected any transactions in the equity securities of the Issuer during the past 60 days.

On March 1, 2021, the Reporting Person exercised 4,762,477 warrants to purchase Common Stock at $0.01 per underlying share of Common Stock and received 4,755,514 shares of Common Stock due to cashless exercise.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. The information in this Item 6 is qualified in its entirety by reference to the Plan, attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Other than as described above and in Items 3, 4 and 5, to the best of the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any person listed on Schedule A hereto, and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Other than the Plan as described herein and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Rule 10b5-1 Sales Plan

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021

RIPPLE LABS INC.

By:	/s/ Eric van Miltenburg
Name:	Eric van Miltenburg
Title:	Chief Business Officer

Schedule A

Name	Business Address	Principal Occupation	Officer/Director	Citizenship
Bradley Garlinghouse	315 Montgomery Street, Floor 2 San Francisco, CA 94104	CEO, Ripple Labs Inc.	Officer and Director	United States
Eric van Miltenburg	315 Montgomery Street, Floor 2 San Francisco, CA 94104	Chief Business Officer and Interim CFO, Ripple Labs Inc.	Officer	United States
Stuart Alderoty	315 Montgomery Street, Floor 2 San Francisco, CA 94104	General Counsel, Ripple Labs Inc.	Officer	United States
Christian Larsen	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2 San Francisco, CA 94104	Executive Chairman of the Board of Directors of Ripple Labs Inc.	Director	United States
Susan Athey	655 Knight Way Stanford, CA 94305 Mail Code: 4800	Professor of Economics, Stanford Graduate School of Business	Director	United States
Anja Manuel	RiceHadleyGates LLC c/o OMM 2765 Sand Hill Road Menlo Park, CA 94025	Partner, RiceHadleyGates, LLC	Director	United States
Craig Phillips	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2 San Francisco, CA 94104	Consultant	Director	United States
Sandie O’Connor	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2 San Francisco, CA 94104	Consultant	Director	United States